AMERICA ONLINE, INC.

NEWS RELEASE

                     AMERICA ONLINE, INC. BOARD OF DIRECTORS
                      APPROVES NEW SHAREHOLDER RIGHTS PLAN

Dulles, VA, May 14, 1998 -- America Online, Inc. (NYSE: AOL) today announced that its Board of Directors has ordered the redemption of all rights granted under its current shareholder rights plan and adopted a new shareholder rights plan. In addition to certain other modifications, the new plan increases the exercise price of the rights to $900, subject to adjustment, in order to reflect the significant increase in the Company's stock price and long-term value since the former rights plan was adopted in 1993. In adopting the new plan, the Company stated that it was not doing so in response to any known effort to acquire the Company but that the plan is designed to assure that all America Online shareholders will receive fair and equal treatment in the event of any unsolicited attempt to acquire the Company.

The new plan was implemented by declaring a dividend distribution of one preferred share purchase right for each outstanding share of America Online's common stock. The dividend will be distributed to shareholders of record on June 1, 1998 and will be payable as of the close of business on that date. The new rights will expire on May 12, 2008 unless redeemed prior to that date. The distribution of the preferred share purchase rights is not taxable to the Company's shareholders.

Each right will entitle registered holders of the Company's common stock to purchase one one-thousandth of a share of a new series of junior participating preferred stock. The rights will be exercisable only if a person or group (i) acquires 15% or more of the Company's common stock or (ii) announces a tender offer the consummation of which would result in ownership by that person or group of 15% or more of the common stock. Once exercisable, and in some circumstances if certain additional conditions are met, the new rights plan allows America Online shareholders (other than the acquiror) to purchase common stock in America Online or in the acquiror at a substantial discount.

Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to

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receive the Redemption Price. A detailed  description of the rights plan will be mailed to shareholders at the time of the distribution.

America Online, Inc. [NYSE: AOL], based in Dulles, Virginia, is the world's leader in branded interactive services and content. America Online operates two worldwide Internet online services: AOL Interactive Services, with more than 12 million members; and CompuServe, with approximately 2 million members. America Online also operates AOL Studios, the world's leading creator of original interactive content. Other branded Internet services operated by America Online include AOL.COM, the world's most accessed Web site from home; AOL Instant Messenger, an instant communication tool available to everyone on both AOL and the Internet; and AOL NetFind, AOL's comprehensive guide to the Internet.